Exhibit 99.1

Akanda Announces Closing of Registered Direct Offering

London, May 17, 2024 – Akanda Corp. (“Akanda” or the “Company”), an international medical cannabis company, today announced that it has closed its previously announced registered direct offering for the sale and issuance of 2,491,381common shares at a purchase price of $0.1031 per share, and 21,756,922 pre-funded warrants to purchase 21,756,922 common shares at a price of $0.103 per share, priced at the Minimum Price under the Nasdaq rules. The pre-funded warrants are immediately exercisable for $0.0001 per share and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant.

Univest Securities LLC is acting as the exclusive financial advisor in connection with the offering.

The gross proceeds to Akanda from this offering were approximately $2,500,000, before deducting the financial advisor fees and other offering expenses. Akanda intends to use the net proceeds from this offering on capital expenditures, operating capacity, working capital, general corporate purposes and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

The securities described above were offered pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-276577) previously filed with the Securities and Exchange Commission (“SEC”) and was declared effective on January 29, 2024. The securities were offered only by means of the prospectus supplement and the accompanying base prospectus that form a part of the registration statement. The final prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC on May 17, 2024 and will be available free of charge on the SEC’s website at http://sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking statements may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.